January 24, 2012

VIA ELECTRONIC CORRESPONDENCE AND EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
John Krug

RE:	ARCA biopharma, Inc.
Registration Statement on Form S-3 (File No. 333-178984)

Ladies and Gentlemen:

The undersigned registrant (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on January 26, 2012, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ARCA BIOPHARMA, INC.

/s/ Patrick M. Wheeler

Patrick M. Wheeler

Chief Financial Officer

cc:	Brent Fassett, Esq., Cooley LLP